UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

_____________________________________

(Mark One)

☒     Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

OR

☐      Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________ to ________________

Commission File Number 0-13089

_____________________________________

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Hancock Holding Company 401(k) Savings Plan and Trust

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

HANCOCK HOLDING COMPANY

One Hancock Plaza

2510 14th Street

Gulfport, Mississippi 39501

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Employer Identification Number 64-0693170

Plan Number: 003

Audited Financial Statements

Years Ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrators

of the Hancock Holding Company 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hancock Holding Company 401(k) Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hancock Holding Company 401(k) Savings Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016 and 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets held for investment purposes as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Hancock Holding Company 401(k) Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Postlethwaite & Netterville, APAC

Metairie, Louisiana

June 29, 2017

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Cash	$1,329,500	$269,975
Investments, at fair value	294,482,164	258,828,453
Receivables:
Employer contribution receivable	273	263,793
Participant contribution receivable	937	580,669
Notes receivable from participants	5,090,449	4,972,061
Total receivables	5,091,659	5,816,523
Total assets	300,903,323	264,914,951
Net Assets Available For Benefits	$300,903,323	$264,914,951

See accompanying notes.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN
Statements of Changes in Net Assets
Available for Benefits
Years Ended December 31, 2016 and 2015

	2016	2015
Additions to net assets attributed to:
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$24,638,553	$(17,514,508)
Dividends	7,612,202	12,360,458
Interest	364,761	233,540
Total investment income (loss)	32,615,516	(4,920,510)
Contributions
Employer	7,717,620	7,364,093
Employee	17,497,289	17,077,436
Rollover	1,950,649	831,945
Total contributions	27,165,558	25,273,474
Total additions	59,781,074	20,352,964
Deductions from net assets attributed to:
Benefits paid to participants	23,551,431	22,866,627
Administrative expenses	241,271	190,707
Total deductions	23,792,702	23,057,334
Increase (decrease) in net assets available for plan benefits	35,988,372	(2,704,370)
Net assets available for plan benefits
Beginning of year	264,914,951	267,619,321
End of year	$300,903,323	$264,914,951

See accompanying notes.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of the Plan

The following description of the Hancock Holding Company 401(k) Savings Plan (the "Plan") provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for eligible employees of Hancock Holding Company and its subsidiaries (the “Company”). All full-time and part-time employees of the Company who have completed 60 days of continuous service and are age 18 or older are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Administration

Whitney Bank, the "Trustee", a subsidiary of Hancock Holding Company, holds the Plan's investments and executes transactions for the Plan.  The Plan is administered by an officer of Whitney Bank.  The Plan utilizes the services of EPIC Advisors, Inc. as the third-party administrator.

Contributions

Eligible employees may elect to defer up to the Internal Revenue Service ("IRS") limitations, $18,000 for 2016 and 2015. In addition, participants age 50 and over have the option to contribute up to an additional $6,000 for 2016 and 2015, in pretax contributions through the Plan’s catch-up contribution provisions. The Company matches 100 percent of the first 1 percent of compensation deferred by a participant, and 50 percent of the next 5 percent of eligible compensation deferred. Eligible employees who are not participating in the Plan and have not actively opted out of participation are automatically enrolled at an initial 3 percent deferral rate.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contribution, and earnings and losses and is also charged with an allocation of administrative expenses to the extent such expenses are paid by the Plan.  All allocations are based on participant earnings or account balances, as defined by the Plan.

The Plan provides benefits based solely upon the amounts contributed to the participant's account and any income, expenses and gains and losses on investment, which may be allocated to such participant's account.

Vesting

The Company's matching contributions and associated earnings or losses vest immediately after the participant has completed two years of service. All participants vest 100 percent upon reaching retirement age, or upon termination of employment due to death or permanent disability.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of the Plan - Continued

Forfeitures

Forfeitures of employer matching contributions and allocated earnings and losses thereon are used to reduce employer contributions and Plan expenses.  At December 31, 2016 and 2015, the forfeited amounts available for reducing future employer contributions and Plan expenses were $233,828 and $323,817, respectively.  During 2016 and 2015, forfeitures totaling $169,644 and $236,983, respectively, were used to reduce employer contributions.

Investment Options

The Plan allows participants to direct contributions into various investment options.  These options include mutual funds, money market funds, a common collective trust fund, and Hancock Holding Company common stock.

Notes Receivable from Participants

Participants are allowed to borrow from their accounts in amounts ranging from a minimum of $1,000 to a maximum of 50 percent of the account balance, not to exceed $50,000. Loan maturities generally range from 1-5 years with one loan available at any time.  The loans are collateralized by the balance in the participant's account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1 percent or such other rate determined by the Plan Administrator on a uniform and consistent basis.  The interest rate on outstanding loan balances ranged between 4.25 percent and 9.25 percent for 2016 and 2015.  Principal and interest is paid ratably through payroll deductions.  Upon origination of a loan, participants are charged an administrative fee that is reflected in administrative expenses in the statement of changes in net assets available for benefits. Participant loans are presented as notes receivable from participants in the statements of net assets available for plan benefits.

The Plan administrator declares a default if the participant fails to pay any regular installment of principal and interest when due and such failure continues until the last day of the calendar quarter following the quarter in which the failure first occurred.  Should a default occur and be continuing, the trustee will report the amount of the principal and accrued interest as a deemed distribution as of the last day of the calendar year in which the default occurs.  Management has evaluated participant notes receivable for collectability and has determined that no allowance is considered necessary.

Payment of Benefits

Benefits are generally payable on termination of employment, retirement, attainment of age 59.5, death, or disability.  Benefits may be paid by either lump-sum payment, periodic payments over an actuarially determined period, or rolled over into a qualified plan, subject to regulatory requirements.  Hardship distributions are also available from participants' elective deferral accounts, subject to regulatory requirements.  Distributions from participant rollover sources can be withdrawn at any time.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 2.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2016 and 2015 are held by the Trustee and are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Mutual funds and common stock are valued at quoted market prices that represent the value of shares held by the plan at year end. Common collective trust funds are reported at fair value using net asset value per share (or its equivalent) as a practical expedient. See Note 7 for further discussion and disclosure related to fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.  Realized and unrealized gains and losses on the Plan's investments are included in net appreciation in the fair value of investments in the statements of changes in net assets available for benefits.

Participant notes receivable are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses related to record keeping for the Plan are paid by the Plan to an unrelated third-party.  Those expenses not paid by the Plan are paid for by the Company, which include all trustee fees to Whitney Bank.  The Plan paid $241,271 and $190,707 for administrative expenses related to the Plan for the years ended December 31, 2016 and 2015, respectively.

Note 3.  Tax Status

The Plan has received a favorable determination letter dated June 13, 2012, stating that the Plan is qualified under Section 401 of the IRC and is therefore exempt from federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Plan had no uncertain tax positions at December 31, 2016 or 2015.  If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 4.  Related Party Transactions

The Trustee is a subsidiary of Hancock Holding Company.  Transactions between the Plan and Trustee, or the Plan and the sponsor (Hancock Holding Company), are considered to be exempt party-in-interest transactions. Mutual fund investments where Whitney Bank acts as an investment advisor totaled $67,143,089 and $106,780,442 as of December 31, 2016 and 2015, respectively. Additionally, at December 31, 2016 and 2015, the Plan owned $33,370,692  (774,262 shares) and $22,470,643 (892,755 shares) respectively, in Hancock Holding Company common stock.  During 2016 and 2015, the Plan recorded $829,949 and $811,633, respectively, in dividend income on Hancock Holding Company common stock. The Plan paid no administrative fees to the Trustee during 2016 and 2015.

Note 5.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event that the Plan is terminated, participants would become 100 percent vested in their account.

Note 7.  Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•

Level 2 – Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 7.  Fair Value Measurements - Continued

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis.  There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds and money market funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Employer securities: These common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust fund:  Reported at fair value using net asset value per share (or its equivalent) as a practical expedient and not classified in the fair value hierarchy in accordance with ASC Subtopic 820-10.  The fair values presented in the hierarchy tables are intended to permit reconciliation of the fair value hierarchy to the investments at fair value as presented in the Statements of Net Assets Available for Benefits.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
December 31, 2016
Mutual funds
Fixed income	$54,385,176	$—	$—	$54,385,176
Equity	177,461,472	—	—	177,461,472
Money market funds	13,505,010	—	—	13,505,010
Employer securities	33,370,692	—	—	33,370,692
Total assets in the fair value hierarchy	278,722,350	—	—	278,722,350
Common collective trust fund	—	—	—	15,759,814
Total investments at fair value	$278,722,350	$—	$—	$294,482,164

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
December 31, 2015
Mutual funds
Fixed income	$46,023,789	$—	$—	$46,023,789
Equity	164,041,951	—	—	164,041,951
Money market funds	10,119,490	—	—	10,119,490
Employer securities	22,470,643	—	—	22,470,643
Total assets in the fair value hierarchy	242,655,873	—	—	242,655,873
Common collective trust fund	—	—	—	16,172,580
Total investments at fair value	$242,655,873	$—	$—	$258,828,453

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN

Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 8.   Reconciliation of Financial Statements to Form 5500

There are no differences between net assets available for benefits in the financial statements and the Plan’s Form 5500 at December 31, 2016 and 2015.  There were also no differences in the Statement of Changes in Net Assets in the financial statements and the Plan’s Form 5500 for the year ended December 31, 2016.  The following is a reconciliation of investment income per the financial statement for the year ended December 31, 2015, to the corresponding amounts shown on the Plan’s Form 5500:

Year Ended
December 31,
2015
Total investment income per the financial statements	$(4,920,510)
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(51,953)
Total investment income per Form 5500	$(4,972,463)

Note 9.  Subsequent Event

On June 22, 2017, the Board of Directors of the Company approved certain amendments to both the Plan and the Hancock Holding Company Pension Plan and Trust Agreement (the “Pension Plan”), a related benefit plan of the Sponsor.  The Pension Plan was amended to exclude from eligibility to participate any individual hired or rehired by the Company after June 30, 2017. The Pension Plan amendment further provides that the accrued benefit of each participant in the Pension Plan whose combined age plus years of service as of January 1, 2018 totals less than 55 will be frozen as of January 1, 2018 and will not thereafter increase.  The Plan was amended for participants whose benefits are frozen under the Pension Plan, to add an enhanced Company contribution beginning January 1, 2018, in the amount of 2%, 4% or 6% of such participant’s eligible compensation, based on the participant’s age and years of service with the Company. The Plan’s amendment further provides that the Company will contribute to the benefit of those associates of the Company hired or rehired after June 30, 2017 and those associates of the Company never enrolled in the Pension Plan an additional basic contribution in an amount equal to 2% of the associate’s eligible compensation beginning January 1, 2018.  Participants will vest in the basic and enhanced Company contributions upon completion of three years of service.

HANCOCK HOLDING COMPANY 401(k) SAVINGS PLAN
Employer Identification Number: 64-0693170
Plan Number: 003
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2016

		(c)
		Description of
		investment including
		maturity date, rate of			(e)
	(b)	interest, collateral, par		(d)	Current
(a)	Identity of issue, borrower, lessor or similar party	or maturity value		Cost**	Value
	AMERICAN FD MUTUAL FUND	346,625	shares		$12,766,183
	BLACKROCK HIGH YIELD BOND INSTL	289,710	shares		2,213,384
	BROWN ADVISORY SM CAP FDMTL VL INV	251,798	shares		6,644,959
	EUROPACIFIC GROWTH FUND	40,948	shares		1,843,092
	FEDERATED EMRG MKT DEBT FUND	53,341	shares		434,193
	FEDERATED TOTAL RETURN BOND FD INST	3,992,205	shares		43,035,967
	FEDERATED US GOVT SEC FD 2-5 YRS	182,142	shares		1,979,880
	FIDELITY CAP APPREC FUND	618,470	shares		19,593,131
	FIDELITY CONTRA FUND	239,982	shares		23,628,617
	GOLDMAN SACHS TRINF PROSEC INS	71,491	shares		747,799
*	HANCOCK HORIZON BURKENROAD SM CAP INST	182,268	shares		12,135,410
*	HANCOCK HORIZON DIVERS INCM INST	223,138	shares		2,949,884
*	HANCOCK HORIZON GWTH INSTL	1,298,491	shares		23,437,759
*	HANCOCK HORIZON QUANT LONGSHRT INSTL	201,734	shares		3,667,519
*	HANCOCK HORIZON U.S. SMALL CAP FD I	77,366	shares		1,421,212
*	HANCOCK HORIZON VALUE INSTL	966,378	shares		23,531,305
	LAZARD INTL STRATEGIC EQ PT	361,924	shares		4,502,332
	LAZARD INTL STRATEGIC OPEN SH	357,476	shares		4,486,319
	SCHWAB RETIREMENT ADVTG MONEY FUND	205	shares		205
	SCHWAB BANK SAVINGS	13,504,805	shares		13,504,805
	TEMPLETON GLOBAL TOTAL RETURN ADV	184,706	shares		2,234,943
	VANGUARD 500 INDEX FD INVESTOR SHS	82,453	shares		17,032,408
	VANGUARD MID CAP INDEX FD INV	436,771	shares		15,688,803
	VANGUARD SMALL CAP INDEX ADMIRAL	66,902	shares		4,132,539
	VANGUARD TOTAL BD MKT INDEX ADM	351,081	shares		3,739,010
	Subtotal Registered Investment Companies				245,351,658
	FEDERATED CAPITAL PRESERVATION FD 1	1,575,981	shares		15,759,814
*	HANCOCK HOLDING COMPANY COMMON STOCK	774,262	shares		33,370,692
	Total investments				294,482,164
	Cash				1,329,500
*	Notes receivable from participants	Range of interest
		rates from 4.25% -
		9.25% with maturity
		dates through 2023			5,090,449
					$300,902,113

*	Denotes party-in-interest
**	Cost information is omitted due to transactions being participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Hancock Holding Company 401(k) Savings Plan and Trust

Date:	June 29, 2017	By:	/s/ Brian Adams
Name: Brian Adams
Title: Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm

__________

*      Filed herewith